

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2025

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

> **Re: Science Applications International Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2025**
> **File No. 001-35832**

Dear Prabu Natarajan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Ben Wanjara